Exhibit 12.2

Vornado Realty L.P.
Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements

	September 30,	12 months ended December 31,
	2006	2005	2004	2003	2002	2001

Net income from continuing operations	$470,190	$641,038	$673,103	$463,376	$390,547	$351,854
Minority interest not reflected in fixed charges below	(2,534)	3,808	109	1,089	3,534	2,520
Equity in income from certain partially owned entities in excess of distributions	—	—	(26,624)	—	—	(28,360)
Capitalized interest	(16,014)	(15,582)	(8,718)	(5,407)	(6,677)	(12,171)
Fixed Charges and Preferred Unit Distributions	595,413	565,320	421,568	423,576	437,530	414,914
	$1,047,055	$1,194,584	$1,059,438	$882,634	$824,934	$728,757

Fixed charges:
Interest and debt expense	$511,103	$415,826	$313,289	$296,059	$305,920	$266,784
Capitalized interest	16,014	15,582	8,718	5,407	6,677	12,171
Preferred unit distributions	62,815	126,530	94,070	116,619	119,214	130,815
1/3 of rent expense–interest factor	5,481	7,382	5,491	5,491	5,719	5,144
Total Fixed Charges	$595,413	$565,320	$421,568	$423,576	$437,530	$414,914
Ratio of Earnings to Combined Fixed Charges and Preferred Unit distributions	1.76	2.11	2.51	2.08	1.89	1.76
Ratio of Earnings to Fixed Charges	1.97	2.72	3.23	2.88	2.59	2.57